

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Patrick F. Hart
President and Chief Executive Officer of Frontier Fund Management LLC
Frontier Funds
c/o Frontier Fund Management, LLC
25568 Genesee Trail Road
Golden, Colorado 80401

> **Re: Frontier Funds**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed March 31, 2021**
> **File No. 000-51274**

Dear Mr. Hart:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance